As filed with the Securities and Exchange Commission on September 15, 2014

Registration No. 333-194135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO
POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM S-11

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

American Realty Capital New York City REIT, Inc.

(Exact Name of Registrant as Specified in Its Governing Instruments)

405 Park Avenue
New York, New York 10022
(212) 415-6500

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Nicholas S. Schorsch
Chief Executive Officer and Chairman of the Board of Directors
405 Park Avenue
New York, New York 10022
(212) 415-6500

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With Copies to:

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036-8299 Tel: (212) 969-3000 Fax: (212) 969-2900	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, IL 60602-4342 Tel: (312) 962-3567 Fax: (312) 962-3551	James A. Tanaka, Esq. General Counsel RCS Capital 405 Park Avenue New York, NY 10022 Tel: (212) 415-6500

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒
Registration No. 333-194135

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Explanatory Note

This Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (No. 333-194135) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits:

Exhibit No.	Description
23.1*	Consent of Grant Thornton LLP.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form S-11 and has duly caused such filing to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, the State of New York, on September 15, 2014.

American Realty Capital New York City REIT, Inc.

By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	CAPACITY	DATE
/s/ Nicholas S. Schorsch Nicholas S. Schorsch	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	September 15, 2014
/s/ William M. Kahane William M. Kahane	Director	September 15, 2014
/s/ Michael A. Happel Michael A. Happel	President	September 15, 2014
/s/ Edward M. Weil, Jr. Edward M. Weil, Jr.	Treasurer and Secretary	September 15, 2014
/s/ Gregory W. Sullivan Gregory W. Sullivan	Chief Financial Officer and Chief Operating Officer (principal financial officer and principal accounting officer)	September 15, 2014
/s/ Elizabeth K. Tuppeny Elizabeth K. Tuppeny	Independent Director	September 15, 2014
/s/ Robert T. Cassato Robert T. Cassato	Independent Director	September 15, 2014
/s/ Abby M. Wenzel Abby M. Wenzel	Independent Director	September 15, 2014

EXHIBIT INDEX

The following exhibits are included, or incorporated by reference, in this registration statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description
23.1*	Consent of Grant Thornton LLP.

*	Filed herewith